
September 11, 2013

Via E-mail
Paul J. Masschelin
Senior Vice-President, Finance and
Administration and Controller
Imperial Oil Limited
237 Fourth Avenue S.W.
Calgary, Alberta, Canada T2P 3M9

> **Re: Imperial Oil Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 0-12014**

Dear Mr. Masschelin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1 Business, page 3

Preparation of Reserves Estimates, page 4

1.   Please expand your disclosure to include the qualifications of the Operations Technical Engineering Manager as the technical person primarily responsible for overseeing the preparation of the reserves estimates disclosed in Form 10-K as required by Item 1202(a)(7) of Regulation S-K.

Oil and Gas Production, Production Prices and Production Costs, page 6

2.   You disclose your average daily production and the average sales price for natural gas liquids (NGLs) combined with oil and condensate under the line item "liquids." NGLs represent a different final sales product requiring separate disclosure under Items 1204(a) and 1204(b)(1) of Regulation S-K. Please advise or otherwise broaden your disclosures to present the production and average sales price information for natural gas liquids either with a footnote to or an expansion of the subject tables on pages 6 and 7.

3.   Please advise or otherwise revise your disclosure to clarify that the presentation of daily net production and sales of natural gas excludes amounts used for internal consumption as required by Instruction 2 to Item 1204 of Regulations S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin at (202) 551-3699 if you have questions regarding engineering comments. Please contact me at (202) 551-3489 with any other questions.

                                        Sincerely,

                                        /s/ Brad Skinner

                                        Brad Skinner
                                        Senior Assistant Chief Accountant